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Exhibit (a)(5)

SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA.

 Publicis Group's (the "Group's") interim consolidated financial statements for the six-months period ended June 30, 2005, with a comparative for 2004 have been prepared in conformity with CNC (the French National Accounting Committee) recommendation R99-01 concerning interim financial statements while, however, using the recognition and measurement bases required under IAS/IFRS international standards ("IFRS") applicable at December 31, 2005, which differ from generally accepted accounting principles in the United States ("U.S. GAAP"). The significant differences applicable to the Group are summarized below.

1]    OCEANE 2008 and 2018

 In January 2002, the Group issued 17,624,521 convertible bonds (at par of €39.15 per bond representing a 35% premium over the reference price for Publicis ordinary shares on the date of issuance, which was €29) for aggregate cash consideration, excluding transaction-related expenses, of €690 million (the "OCEANE 2018"). In July 2003, the Group issued 23,172,413 convertible bonds (par value of €29 per bond) for aggregate cash consideration, excluding transaction-related expenses, of €672 million (the "OCEANE 2008"). The OCEANE 2018 bear interest at a face rate of 1% per year and mature 16 years from the date of issuance and the OCEANE 2008 bear interest at a face rate of 0.75% per year and mature five years from the date of issuance. The OCEANE 2008 and OCEANE 2018 (collectively, the "Bonds") are each redeemable at the option of the Group and of the holder under certain circumstances and are convertible into Publicis ordinary shares at the option of the holder. If not redeemed or converted earlier, each of the OCEANE 2008 and OCEANE 2018 will be fully redeemed at the respective maturities for an amount equal to par value plus accrued and unpaid interest, if any.

In accordance with IAS 32 "Financial Instruments—Disclosure and Presentation," and IAS 39 "Financial Instruments—Recognition and Measurement," the Bonds are a compound financial instrument as they are convertible by the holder into a fixed number of Publicis ordinary shares. From the perspective of Publicis, the Bonds comprise two components—a financial liability (a contractual arrangement to deliver cash or another financial asset) and an equity instrument (a call option granting the holder the right, for a specified period of time, to convert it into a fixed number of ordinary shares of Publicis). The fair value of the equity component is determined at the date of issuance of the Bonds as the difference between the fair value of the Bonds and the fair value of the debt component. The value of the conversion option is not revised during subsequent financial years. The fair value of the debt component of the Bonds at issuance is determined by discounting the future contractual cash flows using the market interest rate that would have been applicable if Publicis had issued a similar bond without a conversion option. The debt component is subsequently measured on an amortized cost basis. Transaction-related expenses are allocated between the debt component and the equity component on the basis of their respective carrying amounts at the date of issuance.

Under U.S. GAAP, the hybrid instrument is accounted for as a single compound instrument in accordance with Accounting Principles Board ("APB") Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." In accordance with APB Opinion No. 14, the Bonds are recorded on the balance sheet at issuance at their fair value. The amount received from investors of €690 million and €672 million, respectively, represents the fair value of the Bonds at issuance.

  OCEANE 2008

        Under U.S. GAAP, the fair value of the equity components of the OCEANE 2008 (€164 million) and any related issuance costs have been reclassified from additional paid-in capital under shareholders' equity to financial debt. In addition, the excess interest expense recorded under IFRS has been reversed from the U.S. GAAP income statement (and from retained earnings for the cumulative amount). For each of the six-month periods ended June 30, 2004 and 2005, the excess interest expense recognized under IFRS amounted to €14.5 million and €16 million before income tax, respectively.

  OCEANE 2018

        In February 2005, the Group redeemed 62.36% of its outstanding OCEANE 2018. In connection with the redemption, the Group recognized a loss before income taxes of €16 million and €22 million for the six-month period ended June 30, 2005 under U.S. GAAP and IFRS, respectively. Under U.S. GAAP, the recognized loss has been accounted for as financial expense. Under IFRS, the €22 million recognized loss has been accounted for as an operating expense.

In addition, under U.S. GAAP, the fair value of the equity components of the OCEANE 2018 (€109 million) and any related issuance costs have been reclassified from shareholders' equity (APIC) to financial debt. In addition, the excess interest expense recorded under IFRS has been reversed from the income statement (and retained earnings for the cumulative amount). For each of the six-month periods ended June 30, 2004 and 2005, the excess interest expense recognized under IFRS amounted to €15.0 million and €8.5 million before income tax, respectively.

2]    ORANE

 On September 24, 2002, the Group issued 1,562,500 convertible bonds known as ORANEs (the "ORANEs") redeemable for 28,125,000 Publicis ordinary shares. The ORANEs have a maturity of 20 years, with a nominal value of €549, thus representing a total amount of €858 million. The ORANEs were issued to Bcom3 shareholders as part of the consideration they received in exchange for their Bcom3 shares in Publicis' acquisition of Bcom3.

Under IFRS, in accordance with IAS 32, the ORANEs contain an equity component as they may only be settled by Publicis for a fixed number of its own ordinary shares and the instrument includes no contractual obligation to deliver cash or to exchange financial assets of liabilities that are potentially unfavorable to Publicis. In addition, an entity must recognize separately the components of a financial instrument that creates a financial liability of the entity and grants an option to the holder of the instrument to convert it into an equity instrument of the entity. The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

Under U.S. GAAP and in accordance with APB 14, the ORANEs must be classified as debt and initially recorded at fair value. The ORANEs are classified as debt under U.S. GAAP following the legal determination that the ORANEs contract indicates that the holder has rights that rank higher than those of a shareholder of the ordinary shares underlying the contract.

Under IFRS, the fair value of the ORANEs has been determined at the date of the acquisition of Bcom3 and amounted to €495 million. Under U.S. GAAP, the fair value of the ORANEs amounted to €1,024 million (see the discussion of the Bcom3 business combination in Note 12 below for further detail).

Accordingly, under U.S. GAAP, a total amount of €448 million has been reclassified from equity to long-term debt and interest expense has been increased by €2 million before income tax for each of the six-month periods ended June 30, 2004 and 2005.

3]    Stock Options

 Under IFRS, the fair value of stock options is determined in accordance with IFRS 2 and recognized as personnel expenses over the vesting period. Publicis opted for the exception to retrospective application of IFRS 2, allowed by IFRS 1, and only restated plans subsequent to November 7, 2002. For the six-month period ended June 30, 2004 and 2005, compensation expense related to stock options amounted to €9.9 million and €10.1million, respectively.

Under U.S. GAAP, Publicis elected to account for its stock-based compensation plans using the "intrinsic value" method under the guidelines of APB 25. For the Publicis plans, under APB 25, no compensation expense has been recognized for the six-month periods ended June 30, 2004 and 2005.

4]    Unrecognized gains and losses related to pension obligations

 In accordance with the option provided by IFRS 1, existing actuarial gains and losses at January 1, 2004 were recognized directly as a reduction of equity in an amount of €23 million, before income taxes (with the counterpart recorded as an increase in pension provisions). Actuarial gains and losses generated from January 1, 2004 are amortized using the corridor method over the expected average residual working lives of the beneficiaries.

Under U.S. GAAP, in accordance with FAS 87 "Employer's Accounting for Pensions" the Group recognizes amortization of the unrecognized net gain or loss if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the amortization is computed as that excess divided by the average remaining service period of active employees expected to receive benefits under the pension plan.

5]    Written Put options related to minority interests

 Publicis has conditional obligations to shareholders of certain fully consolidated subsidiaries to purchase their minority shareholdings at prices determined using multiples of earnings that approximate fair value.

Under IFRS, the following accounting treatment has been adopted:

  •
  On issuance, these conditional obligations are recognized as financial debt at the present value of the future purchase commitment, with the counterpart recorded as a reduction of minority interests (to the extent of the historical cost of the minority interest) and the excess, if any, is recorded as goodwill.

  •
  Subsequent changes in the present value of the conditional obligations are recognized by adjusting the amount of goodwill.

  •
  On expiration of the conditional obligation, if the purchase does not take place, the entries previously recognized are reversed. If the purchase is completed, the amount recognized in financial debt is debited against the cash outflows related to the purchase of the minority shareholdings.

Under U.S. GAAP, these conditional obligations to purchase minority interests are generally treated as off-balance sheet items.

6]    Classification of pension costs (interest cost and return on plan assets)

 Under IFRS, the interest and expected return on plan asset components of net periodic pension cost are recorded as an element of financial expense. Under U.S. GAAP, the interest and expected return on plan asset components of net periodic pension cost are recorded, along with the other components of net periodic pension cost, within operating expenses.

7]    Deferred income taxes

 In accordance with IAS 1 (revised), deferred income taxes have been classified as non-current in the balance sheet. Under U.S. GAAP, deferred taxes are classified as current or non-current items depending on the classification of the item giving rise to the temporary difference.

8]    Cumulative translation adjustments

 As allowed by IFRS 1, Publicis opted to not identify and reconstitute, as a separate component of shareholders' equity, cumulative translation adjustments at the date of transition to IFRS. Cumulative translation adjustments resulting from the translation of the accounts of foreign companies were, thus, cancelled at the date of transition to IFRS and any gains and losses on future disposals of these foreign entities will only take account of translation adjustments generated after the IFRS transition date.

Under U.S. GAAP, the historical cumulative translation adjustment was not adjusted upon adoption of IFRS.

9]    Tangible assets

 Under IFRS 1, companies were permitted to recognize adjustments to all or some of their existing assets to record them at their estimated fair values as of January 1, 2004. Subsequently, the assets are accounted for based on their fair value as of January 1, 2004 (i.e., the fair value of the asset as of January 1, 2004 becomes the asset's new historical cost under IFRS). Publicis elected to re-value its corporate headquarters (land and building) pursuant to IFRS 1. The revaluation adjustment amounted to € 159 million, and the additional amortization expense was €0.4 million for each of the six-month periods ended June 30, 2004 and 2005.

Under U.S. GAAP, the historical cost of the Company's assets was not adjusted upon adoption of IFRS.

10]  Sale-lease back transaction

 Under IFRS, Bcom3's 1997 sale-leaseback transaction related to the Leo Burnett office building in Chicago is treated as a finance lease. The related assets are capitalized at their fair value at the acquisition date for the portion of the building leased back by the Group and the related debt consists of the present value of the minimum lease payments over the lease term discounted at the internal borrowing rate of the Group.

Under U.S. GAAP, this transaction is accounted for as a financing, with the building and the related financing obligation continuing to be reflected in the Group's financial statements at their fair value at the acquisition date of Bcom3.

11]  Accounting for business combination with Saatchi & Saatchi

 Publicis elected to use the exemption not to apply IFRS 3 to business combinations that took place before the transition date (January 1, 2004), as allowed by IFRS 1. Therefore, the treatment accorded the business combination with Saatchi & Saatchi under French generally accepted accounting principles ("French GAAP"), has been retained in IFRS. The accounting differences between U.S. GAAP and French GAAP affecting the business combination with Saatchi & Saatchi are as follows:

Under French GAAP, the business combination with Saatchi & Saatchi was accounted for in accordance with the alternative method under Article 215 of Rule 99-02 of the Comité de Réglementation Comptable ("CRC") as follows:

  •
  Assets and liabilities are recorded at historical cost less accumulated depreciation at the combination date; and

  •
  The results of operations and cash flows are combined from the acquisition date to year-end.

Under U.S. GAAP, the acquisition did not qualify as a pooling of interests. Consequently, the transaction must be accounted for using purchase accounting principles, with Publicis Groupe, S.A. being the acquirer on September 8, 2000. This gives rise to a number of differences as follows:

  11.1    Goodwill and intangible assets

  Goodwill has been calculated under U.S. GAAP by comparing the fair value of the identifiable assets acquired and liabilities assumed with the fair value of the consideration given, including related transaction costs. Such goodwill was amortized over 40 years until January 1, 2002. Since then, no goodwill is amortized due to the Group's adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, goodwill is no longer amortized, but rather is reviewed at least annually for impairment. Other intangible assets include principally trademarks with indefinite useful lives and major client relationships amortized over 7 to 40 years. Goodwill was not recorded for the Saatchi & Saatchi acquisition under French GAAP, as described above.

  11.2    Impairment of goodwill

  Under U.S. GAAP goodwill in the amount of approximately €586 million was written off through a charge to income in 2001. That write-off, which relates to goodwill associated with the acquisition of Saatchi & Saatchi in 2000, represents the amount necessary to write-down the carrying value of goodwill for those businesses to the Company's best estimate of its fair value, as of December 31, 2001, based on the Company's accounting policy. Goodwill was not recorded for the Saatchi & Saatchi acquisition under French GAAP, as described above.

  11.3    Contingent value rights

  In connection with the acquisition of Saatchi & Saatchi, the Company issued contingent value rights ("CVRs") to the former shareholders of Saatchi & Saatchi. Each CVR represented a right to receive a cash payment if the market price of Publicis ordinary shares 18 months after the acquisition date was below its level at the acquisition date, limited to a maximum payment per CVR of 10% of the market price at the acquisition date. The CVRs were actively traded on the Paris stock exchange until their maturity. Under French GAAP, the CVRs were originally considered to be an off-balance sheet commitment, and were not recorded until payment was considered to be highly probable. Additionally, fluctuations in the amount to be paid were recorded against equity. The CVRs were not recorded under French GAAP until December 31, 2001.

  Under U.S. GAAP, the fair value of the CVRs at the acquisition date is included in the cost of acquisition and reflected as a liability in purchase accounting, with an offset to goodwill. Subsequent changes in the fair value of the CVRs are adjusted through earnings. The goodwill recorded has been amortized through December 31, 2001. Beginning January 1, 2002, with the adoption of FAS 142, goodwill is no longer amortized, but rather reviewed annually for impairment.

  In March 2002, all outstanding CVRs matured and were settled in cash. The remaining unamortized portion of goodwill under US GAAP amounts to € 49 million.

  11.4    Stock compensation

  In connection with the acquisition of Saatchi & Saatchi, the Group agreed to exchange options to purchase Publicis ordinary shares for Saatchi & Saatchi shares obtained through the exercise of outstanding stock options of Saatchi & Saatchi at the acquisition date. Under French GAAP, stock options are not recorded in shareholders' equity until they are exercised.

  Under U.S. GAAP, to the extent options are granted by the acquiring company for outstanding vested options or options that vest upon a change of control of the acquired company, the fair value of the new options is included as part of the purchase price and allocated to the assets acquired. The fair value of options exchanged for outstanding unvested options is also included as part of the purchase price, and a portion of the unvested intrinsic value is allocated to unearned compensation cost and amortized over the remaining vesting period. The amount of unearned compensation cost is deducted from the fair value of the options in determining the purchase price.

  11.5    Net operating loss carry forwards

  In connection with the acquisition of Saatchi & Saatchi, Publicis acquired approximately €503 million in net operating loss carry forwards related to former Saatchi & Saatchi operations. In the French GAAP financial statements, deferred taxes with respect to all net operating loss carry forwards have not been recognized due to the uncertainty of their recoverability.

  For U.S. GAAP purposes, deferred tax assets have been recorded and a 100% valuation allowance has been provided because the recoverability of the deferred tax assets was not considered to satisfy the applicable "more likely than not" standard.

  In 2004, 2003 and 2002, under French GAAP, Publicis realized tax benefits by using Saatchi & Saatchi loss carry forwards to offset taxable income and recorded a tax credit in the income statement. Under U.S. GAAP, any tax benefit realized by using these loss carry forwards reduces the recorded goodwill with no effect on income tax expense in the income statement.

12]  Accounting for business combination with Bcom3

 Under IFRS, Publicis elected to use the exemption not to apply IFRS 3 to business combinations that took place before the transition date (January 1, 2004), as allowed by IFRS 1. Therefore, the treatment accorded the business combination with Bcom3 under French GAAP has been retained under IFRS. The accounting differences between U.S. GAAP and French GAAP affecting the business combination with Bcom3 are as follows:

Under French GAAP, in accordance with the Article 210 of Rule 99-02 of the CRC, the purchase price of the Bcom3 shares equals the fair value of the securities issued in the acquisition as of the date of its consummation, September 24, 2002. This resulted in the new Publicis ordinary shares and the ORANEs being valued at the prevailing market price at the date of consummation of the acquisition (€17.6 per share). The OBSAs were valued at an amount consisting of the present value of the debt component and the fair value of the equity warrants at the acquisition date. These values were calculated by applying a 8.5% discount rate for the debt component of the OBSA and using the Black-Scholes model to measure the value of the detachable equity warrants component of the OBSA at the acquisition date (with volatility assumptions between 33% to 35%). Upon adoption of IFRS on January 1, 2004, the equity warrants component of the OBSA was reclassified from long-term debt to equity and the amortization through income of the equity warrants recognized under French GAAP has been reversed at the IFRS transition date.

Under U.S. GAAP, the value of the ordinary shares exchanged for Bcom3 stock and ORANEs issued is based on the five-day average of Publicis' ordinary share price of €36.41 per share (two days before the public announcement of the acquisition on March 7, 2002, the day of announcement, and two days after). Under U.S. GAAP, the ORANEs are classified as long-term debt in accordance with APB 14, with the related interest classified accordingly. Additionally, the notes and detachable warrants comprising the OBSAs are recorded on a pro rata basis based on their relative fair values at the date of announcement. Detachable warrants are required to be separately accounted for as paid-in capital under APB 14, and the debt portion is classified as long-term debt. The U.S. GAAP values were calculated by applying a 7% discount rate for the debt component of the OBSA and using the Black-Scholes model to measure the value of the equity warrants at the announcement date (with a volatility assumption of 30% at that date).

In September 2004, the Group redeemed the debt component of the OBSA. The difference of the debt value between IFRS and U.S. GAAP was recognized as an adjustment to the income statement in computing net income in accordance with U.S. GAAP.

13]  Other accounting differences related to business combinations

 As allowed by IFRS 1, Publicis elected to use the exemption not to apply IFRS 3 to business combinations, which took place before January 1, 2004. Therefore, French GAAP classifications and methods were retained for IFRS purposes for the following business combinations, which give rise to the following accounting differences:

  13.1    Zenith Optimedia Group

  Under French GAAP, the formation of the Zenith Optimedia Group in 2001 resulted in the revaluation of the Zenith Media net assets previously acquired in conjunction with the acquisition of Saatchi & Saatchi in 2000.

  Under French GAAP and IFRS due to IFRS 1 exemption, the acquisition of Saatchi & Saatchi was treated in a manner similar to a pooling of interests. Under U.S. GAAP, the acquisition was accounted for as a purchase and the assets acquired and liabilities assumed (excluding the portion attributable to minority interests) were recorded at their fair value on the date of acquisition (2000). Under French GAAP, the Zenith Media assets were recorded at their fair value upon formation in 2001, with final adjustments to the purchase price allocation in 2002. Under U.S. GAAP these entries are reversed.

  In 2003, Publicis acquired the remaining minority interests of the Zenith Optimedia Group and recorded €76 million of additional goodwill.

  13.2    FCA Group

  In 1993, under French GAAP and IFRS due to IFRS 1 exemption, the goodwill arising from the acquisition of the FCA Group paid for by issuing new ordinary shares was written off through shareholders' equity.

  Under U.S. GAAP, such goodwill has been capitalized and amortized over 40 years through December 31, 2001. Beginning January 1, 2002, with the adoption of FAS 142, goodwill is no longer amortized, but rather reviewed annually for impairment.

  13.3    Compensation arrangements

  Under French GAAP and IFRS due to IFRS 1 exemption, certain compensation arrangements with employees of companies acquired before January 1, 2004 have been accounted for as element of purchase price in purchase accounting.

  Under U.S. GAAP, to the extent that the compensation is related to continuing employment with the group, it is recorded as compensation expense in the periods in which it is earned.

  13.4    Restructuring costs

  As allowed by IFRS 1, Publicis elected to use the exemption not to apply IFRS 3 to business combinations that took place prior to January 1, 2004. As a result, restructuring plans implemented in connection with acquisitions made in 2002 were accounted in accordance with French GAAP. Under French GAAP, the restructuring costs and costs related to vacant properties of the acquiring entity are included in the liabilities assumed to the extent they relate to excess capacity, whereas under U.S. GAAP, these costs are excluded from the liabilities assumed. As such, under French GAAP, in 2003 and 2002, respectively, approximately €122 million and €10 million was capitalized as part of the purchase price, a capitalized amount that is disallowed under U.S. GAAP.

  Additionally, in accordance with U.S. GAAP, restructuring plans related to acquired businesses must be finalized and quantified within one year of acquisition, and under French GAAP and IFRS due to IFRS 1 exemption, the plans must be finalized within the fiscal year end following an acquisition. As such, under French GAAP and IFRS due to IFRS 1 exemption, approximately €7 million was capitalized in year 2003 as part of the purchase price that was disallowed under U.S. GAAP.

14]  Minimum pension liability

 No minimum liability adjustment is recognized under IFRS, whereas under U.S. GAAP, a minimum pension liability is required to be recognized when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of accrued or prepaid pension cost as calculated by actuarial methods. The additional minimum liability is offset by an intangible asset up to the amount of any unrecognized prior service cost, and the excess is recorded in comprehensive income, net of income taxes.

15]  Goodwill impairment and amortization

 Upon the adoption of IFRS as of January 1, 2004, the gross value of goodwill at the transition date is deemed to be equal to the net value of such goodwill under French GAAP. Under French GAAP, goodwill was amortized on a straight-line basis over a period varying from 10 to 40 years. Subsequent to the adoption, the goodwill, under IFRS 3, is not amortized but is rather subject to impairment tests performed annually. Impairment tests are performed for the cash generating unit(s) to which the goodwill was allocated by comparing the recoverable value and the carrying amount of the cash generating unit(s). The Group considers that agencies or combinations of agencies are cash generating units.

Under U.S. GAAP and in accordance with SFAS 142 as of January 1, 2002 goodwill is not amortized but is subject to an annual impairment test. The recoverability of goodwill is evaluated at a reporting unit level. For its U.S. GAAP goodwill impairment tests, eight reporting units have been identified. Seven of them are based on brands and the eighth segment is for "other activities". As of December 2003, the incremental goodwill recognized under U.S. GAAP in connection with Bcom3 acquisition has been impaired for a total amount of € 847 million. In addition, the €276 million of amortization expenses recorded, under French GAAP, from January 1, 2002 up to January 1, 2004 has been reversed.

16]  Intangible assets

 Under U.S. GAAP, the Group completed its initial impairment test for intangible assets as of January 1, 2002, upon adoption of SFAS 141 and 142, by comparing the fair value of their indefinite-lived intangible assets to their carrying amounts. Prior to adoption of SFAS 141 and 142, the Group assessed the recoverability of intangible assets with indefinite lives for each entity by comparing the undiscounted projected future earnings before interest and after taxes over its economic life to its carrying amount. As a result of the transitional impairment test, the Group recorded a charge of €223 million on January 1, 2002 in relation to intangibles with indefinite useful lives, namely trademarks. These trademarks were not recorded for these business combinations under French GAAP because the Group elected to use the exemption not to apply IFRS 3 to business combination that took place before January 1, 2004, as allowed by IFRS 1.

17]  Earnings per share and diluted earnings per share

 Under IFRS, ordinary shares that will be issued upon the conversion of a mandatorily convertible instrument are included in the calculation of basic earnings per share from the date the contract is entered into.

Under US GAAP, basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period, which exclude any shares that would be issued upon the conversion of any mandatorily convertible instruments. Accordingly, under IFRS shares (28,125,000 shares) to be issued to redeem the ORANEs were taken into account in the computation of the basic earnings per share.

Reconciliation of Net income and Comprehensive income to U.S. GAAP

 The following is a reconciliation of net income as reported in the consolidated statements of income under IFRS to net income (loss) and comprehensive income (loss) as adjusted for the effects of the application of U.S. GAAP for each of the six-month periods ended June 30, 2004 and 2005:

Reconciliation of Net income to US GAAP

		Six-month period ended June 30,
	Ref.	2005	2004
		(€ in millions)
Net income (loss) reported under IFRS		130	86
Adjustments to conform to U.S. GAAP:
ORANE	2	(2)	(2)
OCEANE 2008 & 2018	1	31	30
Goodwill impairment	15	—	3
Unrecognized actuarial gains and losses	4	(1)	(1)
Sale-leaseback transaction	10	(6)	1
Stock options	3	10	10
Tangible assets	9	1	1
Saatchi & Saatchi business combination	11.1	(16)	(16)
Tax effect of above adjustments		6	(3)

Net income (loss) as determined under U.S. GAAP		153	109

		Six-month period ended June 30,
	Ref.	2005	2004
		(€ in millions, except per share data)
Earnings Per Share
Earnings per share as determined under U.S. GAAP	17
Basic		0.84	0.60
Diluted		0.68	0.53
Weighted average common shares outstanding (in millions)
Basic		182	182
Diluted		234	211

	Six-month period ended June 30,
	2005	2004
	(€ in millions)
Comprehensive Income under US GAAP
Net income (loss) as determined under U.S. GAAP	153	109
Other comprehensive income (loss), net of taxes
Unrealized gain/(loss) on available-for-sale securities	(5)	(5)
Financial instruments	10	—
Foreign currency translation adjustment	181	30
Minimum pension liability adjustment	—	—

Comprehensive income (loss)	339	134

The consolidated statement of operations prepared under U.S. GAAP reflecting all of the above reconciling items is presented as follows:

	Six-month period ended June 30,
	2005	2004
	(€ in millions)
Revenues	1,932	1,847
Salaries and related expenses	(1,172)	(1,106)
Office and general expenses	(416)	(415)
Depreciation and amortization	(81)	(89)
Operating income (loss)	264	237
Interest expense	(26)	(40)
Interest income	1	4
Other income (expense), net	(15)	(13)

Income (loss) before income taxes	224	188
Income taxes	(63)	(65)

Income (loss) after income taxes	161	123
Equity in net income of non-consolidated companies	5	1
Minority interest	(13)	(15)

Net income (loss)	153	109

Reconciliation of shareholders' equity to U.S. GAAP

 The following is a reconciliation of shareholders' equity as reported in the consolidated balance sheet to shareholders' equity as adjusted for the effects of the application of U.S. GAAP as of June 30, 2005:

	Ref	As of June 30, 2005
		(€ in millions)
Shareholders' equity as reported in the consolidated balance sheet		1,894
Adjustments to conform to U.S. GAAP
OCEANE 2008 & 2018	1	(107)
FCA Group	13.2	44
Compensation arrangements	13.3	(15)
Zenith Optimedia Group	13.1	(77)
Bcom3 business combination & ORANE	2 & 12	706
Goodwill amortization	15	276
Goodwill impairment	15	(847)
Minimum Pension Liabilities	14	(30)
Unrecognized actuarial gains and losses	4	21
Intangible assets impairment	16	(223)
Sale-leaseback	10	(35)
Tangible assets	9	(117)
Restructuring costs	13.4	(106)

Sub-total		(510)
Adjustments related to the business combinations with Saatchi & Saatchi:
Saatchi & Saatchi business combinations recorded as a purchase under U.S. GAAP	11.1	2,124
Contingent value rights	11.3	49
Stock compensation	11.4	148
Loss carryforward	11.5	(33)
Goodwill impairment	11.2	(570)

Total adjustments—Saatchi & Saatchi		1,718
Tax effect of above adjustments		(327)

Shareholders' equity as adjusted for U.S. GAAP		2,775

After giving effect to the U.S. GAAP adjustments described above, the consolidated balance sheets of the Group as of June 30, 2005 and December 31, 2004 are summarized as follows:

	As of
	June 30, 2005	December 31, 2004
	(€ in millions)
Assets
Goodwill, net	4,549	4,281
Intangible assets, net	1,473	1,412
Property and equipment, net	578	511
Deferred income taxes	353	338
Investments and other financial assets, net	147	143
Investments accounted for by the equity method	27	17

Total non current assets, net	7,128	6,702

Inventory and costs billable to clients	391	437
Accounts receivable	3,822	3,282
Other receivables	594	462
Deferred income taxes	121	76
Marketable securities	436	58
Cash and cash equivalents	658	1,128

Current assets	6,022	5,443

Assets held for sale	35	—

Total assets	13,185	12,145

Liabilities and shareholders' equity
Capital stock	78	78
Additional paid-in capital	4,751	4,752
Retained earnings (deficit)	(909)	(1,007)
Treasury stock	(324)	(332)
Accumulated other comprehensive income	(821)	(1,007)

Shareholders' equity	2,775	2,484
Minority interests	51	46
Long-term debt and capital lease obligations, less current portion	3,036	2,634
Deferred income taxes	599	542
Provisions for contingencies and charges	604	650

Non current liabilities	4,290	3,872
Current portion of long-term debt and capital lease obligations	107	105
Short-term borrowings and overdrafts	111	172
Accounts payable	3,871	3,694
Accrued expenses and other liabilities	2,015	1,818

Current liabilities	6,104	5,789

Liabilities directly associated with assets held for sale	16	—

Total liabilities and shareholders' equity	13,185	12,145

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  Exhibit (a)(5)
SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA.